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October 11, 2007

Writer’s Direct Contact 213.892.5290 ASussman@mofo.com
Via Edgar and Facsimile to (202) 772-9210
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Mr. Stephen Krikorian

Re:	Smith Micro Software, Inc. (File No. 000-26536) Comment Letter dated September 27, 2007 Form 10-K for the Fiscal Year Ended December 31, 2006 Form 10-Q for the Quarterly Period Ended June 30, 2007
Dear Mr. Krikorian:
     This letter is being filed in response to a comment letter received from the Staff of the Securities and Exchange Commission by letter dated September 27, 2007 with respect to the above-referenced filings of Smith Micro Software, Inc. (the “Company”). Your letter was in response to our letter dated September 14, 2007. The numbering of the paragraph below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the response below on its behalf.
Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”)
Consolidated Statements of Cash Flows, page F-7
1.	You indicate in response to prior comment 1 that you did not adequately apply paragraph 68 of SFAS 123(R) in your presentation of net cash provided by operating activities and net cash provided by financing activities in your 2006 Form 10-K. Tell us what consideration you gave to amending your filing to restate your consolidated statements of operations. In this regard, provide us with your complete materiality assessment pursuant to SAB 99. As part of your response, also provide your analysis for the subsequent interim periods.

Mr. Stephen Krikorian
October 11, 2007
Page Two
     We assume in your comment that you meant to refer to a possible amendment to the Company’s “consolidated statements of cash flows”, rather than its “consolidated statements of operations”, since the comment involved the appropriate recording of “tax benefit related to the exercise of stock options” (the “Tax Benefit”) as financing cash flows vs. operating cash flows.
     In accordance with “Staff Accounting Bulletin No. 99 — Materiality” (“SAB 99”), the Company evaluated the materiality of incorrectly including the Tax Benefit in “net cash provided by operating activities” in the 2006 Form 10-K and subsequent interim periods.
•	In the 2006 Form 10-K, if the Company had moved the Tax Benefit from “net cash provided by operating activities” to “net cash provided by financing activities” in its cash flow statements, it would have reduced “net cash provided by operating activities” from $14.8 million to $9.9 million, and increased “net cash provided by financing activities” from $59.2 million to $64.1 million.

•	In the Company’s Form 10-Q for March 31, 2007, there would have been no effect.

•	In the Company’s Form 10-Q for June 30, 2007, the same change would have reduced “net cash provided by operating activities” from $7.4 million to $5.3 million, and increased “net cash provided by financing activities” from $7.4 million to $9.6 million.
     For each of these periods, there would have been no change to “net change in cash & cash equivalents” for the period, and “total cash provided” and “total cash used” for the periods would have remained unchanged.
     In accordance with SAB 99, the Company took into account the following qualitative factors:
•	The misstatements had no effect on the Company’s statements of operations, balance sheet or statements of stockholders’ equity for the periods described above.

•	Total net cash flows for the periods under review were not mistaken.

•	The misstatements did not mask a change in the Company’s earnings or other trends for any periods.

Mr. Stephen Krikorian
October 11, 2007
Page Three
•	The misstatements did not hide a failure to meet analysts’ consensus for the Company for any periods (there was no effect on statements of operations, which is the focus of analysts’ estimates).

•	The misstatements did not change a loss into income or vice versa, nor did the misstatements result in a change from a negative amount to a positive amount or vice versa for any line item in the Company’s financial statements for any period.

•	The misstatements did not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in its operations or profitability.

•	The misstatements did not affect any loan covenants (the Company has no debt) or other contractual requirements.

•	The misstatements had no effect on management’s compensation.

•	The misstatements did not conceal an unlawful transaction.
     As noted in our prior response letter, the Company will, in its future filings, take into account paragraph 68 of SFAS 123(R) and include the following language in its footnote describing its adoption of SFAS 123(R): “In accordance with SFAS 123(R), the Company presents excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.” The Company will also disclose the amount (if any) of excess tax benefits applicable to SFAS 123(R).
     Taking into account the factors discussed above and all relevant circumstances, the Company does not believe that the misstatements were material nor would it be appropriate to restate its prior period financial statements to correct the misstatements. Although the amounts involved did exceed 5% of “net cash provided by operating activities” and “net cash provided by financing activities”, the misstatements involved errors in classification rather than incorrect amounts. The Company does not believe that the error in classification of Tax Benefit resulted in a material change in the Company’s overall cash flow or financial condition, nor would it be considered material to investors. We note that the Company’s cash position was very significant relative to its size during these periods due to an equity offering in December 2006, and no cash flow line item was changed from positive to negative or vice versa.
     In light of the quantitative and qualitative factors discussed above, the Company does not believe that the misstatements were material, and therefore does not believe it appropriate to amend its prior period filings to restate its consolidated statements of operations.
* * *

Mr. Stephen Krikorian
October 11, 2007
Page Four
     On behalf of the Company, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to comments from SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (213) 892-5290. My facsimile is (213) 892-5454.

Sincerely,

Allen Z. Sussman

cc:	Ms. Melissa Walsh Mr. Andrew Schmidt, Chief Financial Officer